Exhibit 99.1

PACIFIC HARBOUR CAPITAL LTD.
1502- 543 Granville Street
Vancouver, B.C.
V6C 1X8
Tel: 604-697-0687
Fax: 604-697-0686

April 20, 2010	TSX Venture Exchange: PCF
OTCBB: PCFHF

PRESS RELEASE

PACIFIC HARBOUR AMENDS PRIVATE PLACEMENT

PACIFIC HARBOUR CAPITAL LTD., (the "Company") announces that further to their press release of April 19th, 2010, subject to regulatory approval, the Company intends to increase their non-brokered private placement from 15,000,000 units to 40,000,000 units (the "Units"). Insiders may participate in this transaction. All terms and conditions will remain as previously stated in the April 19th, 2010 press release.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello
President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.